

Mail Stop 3720

March 11, 2016

Angelo Marino
President
Earth Life Sciences Inc.
1324 Chemin de Chambly
Longueil, Quebec Canada J4J 3X3

>   **Re: Earth Life Sciences Inc.**
>   **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed November 19, 2015**
>   **File No. 001-31444**

Dear Mr. Marino:

   We issued a comment to you on the above captioned filing on December 7, 2015. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by March 18, 2016.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 with any questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications